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                                                                       EXHIBIT 2


                                                                 PRESS
                                                                 RELEASE


CONTACT:                                                          TELEPHONE:
Clay Strittmatter, American Residential Investment Trust, Inc.    (619) 350-5006
Corinne Forti, Forti Communications, Inc.                         (805) 498-0113


                   AMERICAN RESIDENTIAL INVESTMENT TRUST, INC.
                         ADOPTS STOCKHOLDERS RIGHTS PLAN

Del Mar, California, February 8, 1999 -- American Residential Investment Trust, Inc. (INV) announced today that its Board of Directors has adopted a Stockholder Rights Plan designed to enable all American Residential Investment Trust, Inc. stockholders to realize the full value of their investment and to provide for fair and equal treatment for all stockholders in the event that an unsolicited attempt is made to acquire American Residential Investment Trust, Inc. The adoption of the Plan is intended as a means to guard against any potential use of takeover tactics designed to gain control of the Company without paying all stockholders full and fair value for their stock. The distribution of the Rights is not in response to any proposal to acquire the Company and the Board is not aware of any such effort.

Under the Plan, stockholders will receive one Right to purchase one one-hundredth of a share of a new series of Preferred Stock for each outstanding share of American Residential Investment Trust, Inc. Common Stock held of record at the close of business on February 26, 1999, or thereafter.

The Rights, which will trade with the Common Stock, become exercisable to purchase one one-hundredth of a share of the new Preferred Stock, at $30.00 per Right, when someone acquires 15% or more of American Residential Investment Trust, Inc.'s Common Stock or announces a tender offer which could result in such person owning 15% or more of the Common Stock. Each one one-hundredth of a share of the new Preferred Stock has terms designed to make it substantially the economic equivalent of one share of Common Stock. The Rights can be redeemed by the Board for $0.01. Under certain circumstances, if someone acquires 15% or more of the Common Stock, the Rights permit stockholders other than the acquiror to purchase Common Stock having a market value of twice the exercise price of the Rights, in lieu of the Preferred Stock. In addition, in the event of certain business combinations, the Rights permit purchase of the Common Stock of an acquiror at a 50% discount. Rights held by the acquiror will become null and void in both cases.

The rights expire on February 2, 2009. The Rights distribution will not be taxable to stockholders and will be issued to stockholders of record on February 26, 1999.

American Residential Investment Trust, Inc. is a real estate investment trust
(REIT) that invests primarily in non-conforming mortgage assets.


Address: 445 Marine View Avenue Suite 230 Del Mar, CA 92014
Telephone: (619) 350-5000 Fax: (619) 350-6484